UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              VERENIUM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92340P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   John A. Genest                                    with a copy to
   Charles River Ventures, LLC                       Sarah Reed, Esq.
   1000 Winter Street, Suite 3300                    Lowenstein Sandler PC
   Waltham, Massachusetts 02451-1475                 65 Livingston Avenue
   781-768-6000                                      Roseland, New Jersey 07068
                                                     617-399-5999
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 3, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        Charles River Partnership XII, LP

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [X]
            (b)   [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        CRV XII Affiliates Fund, LP

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [X]
            (b)   [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        Charles River XII GP, LLC

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        Charles River XII GP, LP

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        Izhar Armony

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Israel

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        Christopher Baldwin

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        Bruce I. Sachs

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        William P. Tai

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        George Zachary

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,233,054*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Cusip No.     92340P100
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):

        Michael J. Zak

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:              2,777*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        3,233,054*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:         2,777*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   3,233,054*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      3,235,831*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* Based on 63,094,299 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Verenium Corporation, a Delaware corporation (the "Company"), as of October 31, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of March 3, 2008, Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates" and together with CRP XII, the "Partnerships"), owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. Charles River XII GP, LLC ("CR XII GP LLC") is the general partner of Charles River XII GP, LP ("CR XII GP LP") and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce
I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D relates to shares of common stock, $0.001 par value (the "Shares"), of Verenium Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 55 Cambridge Parkway, 8th Floor, Cambridge, MA 02142.


Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is being filed by Charles River Partnership XII, LP, a Delaware limited partnership ("CRP XII"), CRV XII Affiliates Fund, LP, a Delaware limited partnership ("CRV Affiliates"), Charles River XII GP, LLC, a Delaware limited liability company ("CR XII GP LLC"), Charles River XII GP, LP, a Delaware limited partnership ("CR XII GP LP"), Izhar Armony, Christopher Baldwin, Bruce I. Sachs, William P. Tai, George Zachary and Michael J. Zak (collectively, the "Filing Persons"). Mr. Armony is an Israeli citizen with Permanent Residency status in the United States. Each of Messrs. Baldwin, Sachs, Tai, Zachary and Zak is a United States citizen.

          CR XII GP LLC is the general partner of CR XII GP LP and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak is a managing member of CR XII GP LLC. Each of CRP XII, CRV Affiliates, CR XII GP LLC and CR XII GP LP is a venture capital firm. The principal place of business of each of the Filing Persons is: 1000 Winter Street, Suite 3300, Waltham, MA 02451.

          During the past five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          In connection with the June 20, 2007 closing of the merger of a wholly owned subsidiary of Diversa Corporation (which was subsequently renamed "Verenium Corporation" ("Verenium")) with and into Celunol Corporation ("Celunol"), with Celunol surviving the merger as a wholly owned subsidiary of Verenium (the "Merger"), 2,560,205 Shares were issued to CRP XII and 34,980 Shares were issued to CRV Affiliates. Of the 2,595,185 Shares issued to CRP XII and CRV Affiliates, collectively, in connection with the Merger, 277,591 of the Shares issued to CRP XII and 3,794 of the Shares issued to CRV Affiliates are being held in escrow and are subject to forfeiture during the one-year period following the Merger to satisfy indemnification obligations of Celunol in connection with the Merger. Escrow is schedule to close on June 20, 2008. As CRP XII and CRV Affiliates will not acquire beneficial ownership of the Shares held in escrow within sixty days of March 3, 2008, these Shares are not included in determining the Filing Persons' beneficial ownership in Verenium Corporation as reported in this Schedule 13D. Also in connection with the Merger, CRP XII received warrants to purchase 68,513 Shares and CRV Affiliates received warrants to purchase 936 Shares.

          The remaining Shares owned by CRP XII and CRV Affiliates were purchased on the open market. CRP XII and CRV Affiliates used their respective working capital to purchase their respective Shares. CRP XII and CRV Affiliates purchased 434,010 and 5,931 Shares, respectively, on February 29, 2008, at an average price of $2.87 per Share. CRP XII and CRV Affiliates purchased 404,388 and 5,526 Shares, respectively, on March 3, 2008, at an average price of $3.00 per Share.

          On December 7, 2007, Michael J. Zak acquired an option to purchase 25,000 Shares pursuant to the Company's 2005 Non-Employee Directors' Equity Incentive Plan. The option vests monthly, on the seventh day of each month, for a period of three years.


Item 4.   Purpose of Transaction
          ----------------------

          The Filing Persons acquired the securities referred to in Item 5 for investment purposes. The Filing Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, Michael J. Zak, a managing member of CR XII GP LLC, serves on the Company's Board of Directors.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based upon the information set forth in the Company's Form 10-Q, for the fiscal quarter ended September 30, 2007, there were 63,094,299 shares of Common Stock issued and outstanding as of October 31, 2007. As of March 3, 2008, CRP XII owned (i) 3,120,962 Shares and (ii) warrants to purchase 68,513 Shares. As of March 3, 2008, CRV Affiliates (together with CRP XII, the "Partnerships") owned (i) 42,643 Shares and (ii) warrants to purchase 936 Shares. As of March 3, 2008, Michael J. Zak beneficially owned, individually, an option to purchase 2,777 Shares. CR XII GP LLC is the general partner of CR XII GP LP and CRV Affiliates. CR XII GP LP is the general partner of CRP XII. Each of Izhar Armony, Christopher Baldwin, Bruce I. Sachs, William P. Tai, George Zachary, and Michael J. Zak is a managing member of CR XII GP LLC. Each of CR XII GP LLC, CR XII GP LP and Messrs. Armony, Baldwin, Sachs, Tai, Zachary and Zak (collectively, the "Management Persons") may be deemed to beneficially own the securities owned by the Partnerships. Each of the Management Persons disclaims beneficial ownership of the securities reported herein held by the Partnerships, except to the extent of such person's pecuniary interest in each applicable Partnership, if any. The filing of this statement by any reporting person shall not be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.

          During the sixty (60) days on or prior to March 3, 2008, the Filing Persons effected the following transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares: on February 29, 2008, CRP XII and CRV Affiliates purchased 434,010 and 5,931 Shares, respectively, on the open market at an average price of $2.87 per Share; and on March 3, 2008, CRP XII and CRV Affiliates purchased 404,338 and 5,526 Shares, respectively, on the open market at an average price of $3.00 per Share.

          Except as described in this Schedule 13D, no other Shares are owned, beneficially or otherwise, by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          ----------------------------------------------------------------------

          Of the 2,595,185 shares issued to CRP XII and CRV Affiliates, collectively, in connection with the Merger, 277,591 of the shares issued to CRP XII and 3,794 of the shares issued to CRV Affiliates are being held in escrow and are subject to forfeiture during the one-year period following the Merger to satisfy indemnification obligations of Celunol in connection with the Merger. Escrow is schedule to close on June 20, 2008.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

         Exhibit 1          Power of Attorney for George Zachary

         Exhibit 2 2005 Non-Employee Directors' Equity Incentive Plan (incorporated by reference to Appendix A to the Schedule 14A, dated April 15, 2005, filed by the Company).

         Appendix A         Joint Filing Agreement, dated as of March 10, 2008,
                            by and among the Filing Persons.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC, general partner of
Charles River XII GP, LP, general partner of
Charles River Partnership XII, LP


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC, general partner of
CRV XII Affiliates Fund, LP


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC, general partner of
Charles River XII GP, LP


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Izhar Armony


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Christopher Baldwin


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Bruce I. Sachs

/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
William P. Tai


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
George Zachary



/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Michael J. Zak





  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A

Each of Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Charles River XI GP, LP, Charles River XII GP, LLC, Izhar Armony, Christopher Baldwin, Bruce I. Sachs, William P. Tai, George Zachary and Michael J. Zak agree, by their execution below, that the Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.




/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC, general partner of
Charles River XII GP, LP, general partner of
Charles River Partnership XII, LP


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC, general partner of
CRV XII Affiliates Fund, LP


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC, general partner of
Charles River XII GP, LP


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Charles River XII GP, LLC


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Izhar Armony


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Christopher Baldwin


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Bruce I. Sachs

/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
William P. Tai


/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
George Zachary



/s/ John A. Genest
---------------------------------------------           March 10, 2008
John A. Genest as attorney-in-fact for
Michael J. Zak